                                 UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____ )*



                           MEDALLION FINANCIAL CORP.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  583928 10 6
                                 (CUSIP Number)


                  STEVEN N. FARBER, ESQ.; PALMER & DODGE LLP;
              ONE BEACON STREET, BOSTON, MA 02180; (617) 573-0234
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  MAY 29, 1996
             (Date of Event which Requires Filing of this Statement



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]



________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                              (Page 1 of 18 pages)

                                  SCHEDULE 13D

----------------------                                        ------------------
CUSIP NO.  583928 10 6                                        Page 2 of 18 Pages
----------------------                                        ------------------


-------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ALVIN MURSTEIN
-------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
2                                                                  (b) [ ]

-------------------------------------------------------------------------------
     SEC USE ONLY
3

-------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     PF -- PERSONAL FUNDS OF ALVIN MURSTEIN
     OO -- FUNDS OF THE ALVIN MURSTEIN SECOND FAMILY TRUST
-------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d)
5                           or
     2(e)  [ ]
-------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
 NUMBER OF              SOLE VOTING POWER
                   7
  SHARES                1,340,000/1/
                   -------------------------------------------------------------
BENEFICIALLY            SHARED VOTING POWER
                   8
 OWNED BY               0
                   -------------------------------------------------------------
  EACH                  SOLE DISPOSITIVE POWER
                   9
REPORTING               1,340,000/1/
                   -------------------------------------------------------------
 PERSON                 SHARED DISPOSITIVE POWER
                   10
  WITH                  0
-------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     1,340,000/1/
-------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
12

-------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     16.2%
-------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON
14
     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
/1/ Includes 1,250,000 shares held by the Alvin Murstein Second Family Trust.

                                 SCHEDULE 13D

----------------------                                        ------------------
CUSIP NO.  583928 10 6                                        Page 3 of 18 Pages
----------------------                                        ------------------

ITEM 1.   SECURITY AND ISSUER

          This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $.01 per share (the "Common Stock") of Medallion Financial Corp., a Delaware corporation, (the "Issuer"). The principal executive offices of the Issuer are located at 205 East 42nd Street, Suite 2020, New York, NY 10017.

ITEM 2.   IDENTITY AND BACKGROUND

          (a)  Name:

               Alvin Murstein

          (b)  Business Address:

               Medallion Financial Corp.
               205 East 42nd Street
               Suite 2020
               New York, NY  10017

          (c)  Principal Occupation:

               Chief Executive Officer of the Issuer

      (d),(e)  Legal Proceedings:

               During the last five years, Mr. Murstein: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:

               Mr. Murstein is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The 90,000 shares of Common Stock held directly by Mr. Murstein were purchased with approximately $990,000 of personal funds; the shares of Common Stock held by the Alvin Murstein Second Family Trust (the "Trust"), of which Mr. Murstein is a trustee, were purchased with $2,000 of funds of the Trust.

                                 SCHEDULE 13D

----------------------                                        ------------------
CUSIP NO.  583928 10 6                                        Page 4 of 18 Pages
----------------------                                        ------------------

ITEM 4.   PURPOSE OF TRANSACTION

          The shares of Common Stock held directly by the Trust were purchased in connection with the initial capitalization of the Issuer; the shares held directly by Mr. Murstein were purchased in the Issuer's initial public offering for investment purposes. Mr. Murstein has no present plans or proposals for disposition of the shares beneficially owned by him or for acquisition of additional shares. Mr. Murstein, however, expects to evaluate on a continuing basis his and the Trust's goals and objectives, other business opportunities available to them, and general economic and equity market conditions, as well as the Issuer's business operations and prospects. Based on such evaluations, Mr. Murstein may change his plans and intentions and may determine to sell or otherwise dispose of some or all of the shares beneficially owned by him or to acquire additional shares.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the close of business on February 10, 1996, Mr. Murstein was the beneficial owner of 1,340,000 shares of Common Stock. Such shares constituted approximately 16.2% of the 8,250,000 shares of Common Stock outstanding at that time. Of these shares, 90,000, or 1.1% of the outstanding shares, were held directly by Mr. Murstein; the remaining 1,250,000 shares, representing 15.1% of the Issuer's outstanding Common Stock, were held in the Trust.

          (b) Mr. Murstein has sole power to vote, or to direct the vote, and to dispose, or to direct the disposition of, all shares of Common Stock reported in this Statement as beneficially owned by him.

          (c) Mr. Murstein has not effected any transactions in the Common Stock during the last sixty days.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Pursuant to an Escrow Agreement and an Escrow Deposit and Maintenance Agreement, the Trust has deposited 50,410 shares of Common Stock with an escrow agent as security for certain payments from the Issuer to FMC Advisers, Inc., the sub-adviser to the Issuer (the "Sub-Adviser"). The number of shares subject to escrow fluctuates inversely with the market value of the Common Stock and the amount of fees paid over time by the Issuer to the Sub-Adviser. If the Sub-Advisory Agreement terminates or does not renew prior to June 1, 1998, the Sub-Adviser is entitled to receive from escrow a number of shares of Common Stock equal in value to the amount of the difference between $450,000 and fees paid by the Issuer to the Sub-Adviser to that date.

                                 SCHEDULE 13D

----------------------                                        ------------------
CUSIP NO.  583928 10 6                                        Page 5 of 18 Pages
----------------------                                        ------------------

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


                                 Exhibit Index

          Exhibit No.             Description
          -----------             -----------

          A             Escrow Agreement

          B             Escrow Deposit and Maintenance Agreement

                                 SCHEDULE 13D

----------------------                                        ------------------
CUSIP NO.  583928 10 6                                        Page 6 of 18 Pages
----------------------                                        ------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:  February 10, 1997
                                                 /s/ Alvin Murstein
                                                 -------------------------------
                                                 Alvin Murstein, individually
                                                 and as Trustee under the Alvin
                                                 Murstein Second Family Trust



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                   Exhibit A
                                                   ---------


                                ESCROW AGREEMENT
                                ----------------


     ESCROW AGREEMENT, dated May 29, 1996, among the Alvin Murstein Second Family Trust, the Andrew Murstein Family Trust (each individually being referred to herein as a "Trust" and collectively as the "Trusts"), FMC Advisers, Inc.
                -----                           ------
(the "Sub-Adviser") and Palmer & Dodge L.L.P., as escrow agent (the "Escrow
      -----------                                                    ------
Agent").
-----

                                  WITNESSETH:

     WHEREAS, Medallion Financial Corp. (the "Company"), a Delaware corporation
                                              -------
and the Sub-Adviser will enter into a Sub-Advisory Agreement (the "Sub-Advisory
                                                                   ------------
Agreement") of even date herewith, pursuant to which the Sub-Adviser is to
---------
provide the Company certain investment advisory services;

     WHEREAS, Article 3 of the Sub-Advisory Agreement provides that the Company shall pay the Sub-Adviser, in arrears, a monthly fee of $18,750;

     WHEREAS, Article 8 of the Sub-Advisory Agreement provides that the Sub-Advisory Agreement may be terminated without penalty on 60 days' prior written notice by either party;

     WHEREAS, the Sub-Adviser is unwilling to enter into the Sub-Advisory Agreement unless (i) the Trusts deposit and maintain shares of common stock of the Company (the "Common Stock") in escrow as provided herein as security in
                  ------------
favor of the Sub-Adviser in the event the Sub-Advisory Agreement is terminated or not renewed by the Company or the stockholders and (ii) the Trusts and the Sub-Adviser enter into an Escrow Deposit and Maintenance Agreement (the "Deposit
                                                                         -------
and Maintenance Agreement"); and
-------------------------

     WHEREAS, the Trusts have entered into such Deposit and Maintenance Agreement and are willing to provide such security;

     NOW THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, the parties hereto agree as follows:

     1.    Deposit of Escrow Shares.  Simultaneously with the execution and
           ------------------------
delivery of this Agreement, the Trusts are depositing with the Escrow Agent Common Stock with an aggregate value of $1,800,000 (the "Initial Deposit")
                                                         ---------------
against which the Sub-Adviser may make claims in accordance with this Agreement. For purposes of the preceding sentence, such shares shall be valued at the price such stock is offered to the public in the Company's initial public offering. All shares deposited in the Initial Deposit together with all shares deposited from time to time pursuant to Section 4 hereof, less any shares distributed pursuant to Section 3 hereof shall be referred to herein as the "Escrow Shares".
                                                                 -------------
The Escrow Shares
shall be held in escrow in the name of the Escrow Agent or its nominee, subject to the terms and conditions set forth herein. Unless and until the Escrow Shares are returned to the Trusts or delivered to the Sub-Adviser pursuant to the terms of this Agreement, the Escrow Agent shall vote each Escrow Share in accordance with the written instructions of the party depositing such share.

     2.   Amounts Earned on Escrow Shares; Tax Matters.  All amounts earned on
          --------------------------------------------
each Escrow Share (dividends or other distributions) shall be distributed to the party depositing such share when paid or distributed by the Company. The parties agree that to the extent permitted by applicable law, including Section 468B(g) of the Internal Revenue Code of 1986, as amended, the Trusts will include all amounts earned on the respective Escrow Shares contributed by them in their gross income for federal, state and local income tax (collectively,

"Income Tax") purposes and pay any Income Tax resulting therefrom.
-----------

     3.   Claims Against Escrow Shares.
          ----------------------------

          3.1. At any time or times prior to the Termination Date (as defined in
Section 6 below) the Sub-Adviser may make a claim against the Escrow Shares for amounts due under Section 3 of the Deposit and Maintenance Agreement. The Sub-Adviser shall notify the Trusts and the Escrow Agent in writing of such claim. Any such notice delivered to the Escrow Agent by the Sub-Adviser shall contain a representation from the Sub-Adviser to the effect that the Sub-Adviser has delivered a copy of such notice to the Trusts prior to or simultaneously with its delivery to the Escrow Agent. If either of the Trusts shall dispute such claim, the Trust disputing the claim shall give written notice thereof to the other Trust, the Sub-Adviser and to the Escrow Agent within ten business days after the date the Sub-Adviser's notice of claim was delivered to the Trusts, in which case the Escrow Agent shall continue to hold the Escrow Shares in accordance with the terms of this Agreement; otherwise, such claim shall be deemed to have been acknowledged to be payable in shares out of the Escrow Shares in the full amount thereof as set forth in the claim and the Escrow Agent shall use its best efforts to pay such claim from the Escrow Shares to the Sub-Adviser within three business days after expiration of said ten day period. The Escrow Agent shall effect such payment of Escrow Shares to the Sub-Adviser by surrendering such Escrow Shares to the Company's transfer agent (The First National Bank of Boston (the "Transfer Agent"), 160 Royall Street, Canton, MA
                              --------------
02021) for transfer to the Sub-Adviser. If the amount of the claim exceeds the aggregate value of the Escrow Shares, the Escrow Agent shall have no liability or responsibility for any deficiency.

          3.2. If either of the Trusts shall give notice to the Sub-Adviser and the Escrow Agent pursuant to Section 3.1 disputing such claim, no distribution of the Escrow Shares shall be made by the Escrow Agent to the Sub-Adviser with respect to such claim until either: (i) such disputed claim has been resolved as evidenced by a written notice executed by the Sub-Adviser and the Trusts instructing the Escrow Agent to distribute the Escrow Shares or portion thereof; or (ii) such dispute shall have been adjudicated in accordance with the arbitration procedures described in Section 5 below.

          3.3. At any time or times prior to the Termination Date, either of the Trusts may make a claim on behalf of itself and the other Trust against the Escrow Shares for amounts due under Section 2 of the Deposit and Maintenance Agreement. The claim shall identify the total number of Escrow Shares to which it relates and the relative proportions in which such shares shall be paid to the Trusts (which shall equal the relative proportions in which they have deposited Escrow Shares through the date of the claim). Such claiming Trust shall notify the Sub-Adviser, the other Trust and the Escrow Agent in writing of such claim. Any such notice delivered to the Escrow Agent by a Trust shall contain a representation from such Trust to the effect that the Trust has delivered a copy of such notice to the Sub-Adviser and the other Trust prior to or simultaneously with its delivery to the Escrow Agent. If the Sub-Adviser or the other Trust shall dispute such claim, or the relative proportions in which such shares shall be paid, such party or parties shall give written notice thereof to the other parties hereto within ten business days after the date such Trust's notice of claim was delivered to the Sub-Adviser and the other Trust, in which case the Escrow Agent shall continue to hold the Escrow Shares in accordance with the terms of this Agreement; otherwise, such claim shall be deemed to have been acknowledged to be payable in shares out of the Escrow Shares in the full amount thereof as set forth in the claim and the Escrow Agent shall use its best efforts to pay such claim by surrendering such Escrow Shares to the Transfer Agent for transfer to the Trusts in the relative proportions specified in the claim within three business days after expiration of said ten day period.

          3.4. If the Sub-Adviser or the other Trust shall give notice to the other parties hereto pursuant to Section 3.3 disputing such claim, no distribution of the Escrow Shares shall be made by the Escrow Agent to the Trusts with respect to such claim until either: (i) such disputed claim has been resolved as evidenced by a written notice executed by the Sub-Adviser and the Trusts instructing the Escrow Agent to distribute the Escrow Shares or portion thereof; or (ii) such dispute shall have been adjudicated in accordance with the arbitration procedures described in Section 5 below.

     4.   Deposit of Additional Escrow Shares.  At any time or times following
          -----------------------------------
the distribution of Escrow Shares to the Trusts pursuant to Section 3.3 or
Section 3.4 hereof and prior to the Termination Date the Trusts may be required under Section 2 of the Deposit and Maintenance Agreement to redeposit in escrow shares of Common Stock. All such shares shall be held subject to the terms of this Agreement as Escrow Shares.

     5.   Disputed Claims.  If the Escrow Agent has not received written notice
          ---------------
executed by the Sub-Adviser and the Trusts within 30 days after the Sub-Adviser or either of the Trusts send notice disputing a claim to the effect that the disputed claim has been resolved, the claim shall be referred to an arbitrator chosen by agreement of the Trusts and the Sub-Adviser. If no agreement is reached regarding selection of the arbitrator within 30 days after written request from either party to the other, the Sub-Adviser or either of the Trusts may submit the matter in dispute to the American Arbitration Association, to be settled by arbitration in Boston, Massachusetts in accordance with the commercial arbitration rules of such Association. The Sub-Adviser and the Trusts agree to act in good faith to mutually select an arbitrator. The fees and expenses of any arbitration shall be borne by the Sub-Adviser and the Trusts in such proportions as shall be determined by the arbitrator, or if there is no such determination, then such fees and expenses shall be borne equally by the Sub-Adviser on the one hand and the Trusts on the other hand. In no event shall the Escrow Agent be responsible for any fees or expenses of any party to any arbitration proceeding.

The determination of the arbitrator as to the amount, if any, of the claim that is properly allowable shall be conclusive and binding upon the parties hereto and judgment may be entered thereon in any court having jurisdiction thereof, including, without limitation, any Superior Court in the Commonwealth of Massachusetts. The Escrow Agent shall make payment of such claim, as and to the extent allowed, to the Sub-Adviser and the Trusts, as the case may be, out of the Escrow Shares within three business days following its receipt of a copy of the arbitration award determination.

     6.   Termination.  This Agreement shall terminate on the earlier of (i)
          -----------
four years from the date hereof or (ii) the payment of a claim made pursuant to
Section 3.1 or Section 3.2 hereof (the "Termination Date"), provided that in the
                                        ----------------
case of clause (i) above, there are no outstanding claims as to which the Escrow Agent has received notice pursuant to Section 3.1 hereof on or prior to the Termination Date; otherwise this Agreement shall continue in effect until the resolution of any such claim. On the Termination Date or as soon thereafter as is practicable, the Escrow Agent shall distribute the Escrow Shares less the amount of any outstanding claim specified in a notice of a claim delivered to the Escrow Agent on or prior to the Termination Date. At such time thereafter as any remaining claim hereunder has been resolved and the Escrow Agent has received a written notice executed by the Sub-Adviser and the Trusts to that effect (or a copy of an arbitration award pursuant to Section 5 to that effect) and any amounts to be distributed to the Sub-Adviser in connection therewith have been so distributed, the Escrow Agent shall distribute all of the remaining Escrow Shares to the Trusts in the proportions in which they have deposited Escrow Shares through the Termination Date.

     7.   The Escrow Agent.
          ----------------

          7.1. Notwithstanding anything herein to the contrary, the Escrow Agent shall promptly dispose of all or any part of the Escrow Shares as directed by a writing jointly signed by the Sub-Adviser and the Trusts. The reasonable fees and expenses of the Escrow Agent in connection with its execution and performance of this Agreement shall be borne equally by the Sub-Adviser on the one hand and the Trusts on the other hand. The Escrow Agent shall not be liable for any act or omission to act under this Agreement, including any and all claims made against the Escrow Agent as a result of its holding the Escrow Shares in its own name, except for its own gross negligence or willful misconduct. The Escrow Agent shall not be liable for, and the Sub-Adviser and the Trusts shall jointly and severally indemnify the Escrow Agent against, any losses or claims (including reasonable out of pocket expenses) arising out of, any action taken or omitted in good faith hereunder or upon the advice of counsel. The Escrow Agent may decline to act and shall not be liable for failure to act if in doubt as to its duties under this Agreement. The Escrow Agent may act upon any instrument or signature believed by it to be genuine and may assume that any person purporting to give any notice or instruction hereunder, reasonably believed by it to be authorized, has been duly authorized to do so. The Escrow Agent's duties shall be determined only with reference to this Agreement and applicable laws, and the Escrow Agent is not charged with knowledge of or any duties or responsibilities in connection with any other document or agreement, including, but not limited to, the Deposit and Maintenance Agreement.

          7.2. The Escrow Agent shall have the right at any time to resign hereunder by giving written notice of its resignation to the parties hereto, at the addresses set forth herein or at such other address as the parties shall provide, at least 30 days prior to the date specified for such resignation to take effect. In such event the Trusts and the Sub-Adviser shall appoint a successor escrow agent within said 30 days; if the Trusts and the Sub-Adviser cannot agree upon a successor escrow agent within such period, the Escrow Agent may appoint a successor escrow agent. Upon the effective date of such resignation, the Escrow Shares together with all cash and other property then held by the Escrow Agent hereunder shall be delivered by it to such successor escrow agent or as otherwise shall be designated in writing by the Sub-Adviser and the Trusts.

          7.3. In the event that the Escrow Agent should at any time be confronted with inconsistent or conflicting claims or demands by the parties hereto, the Escrow Agent shall have the right to interplead said parties in any court of competent jurisdiction and request that such court determine the respective rights of such parties with respect to this Agreement and, upon doing so, the Escrow Agent shall be released from any obligations or liability to either party as a consequence of any such claims or demands.

          7.4. The Escrow Agent may execute any of its powers or responsibilities hereunder and exercise any rights hereunder, either directly or by or through its agents or attorneys. Nothing in this Agreement shall be deemed to impose upon the Escrow Agent any duty to qualify to do business or to act as fiduciary or otherwise in any jurisdiction other than the Commonwealth of Massachusetts. The Escrow Agent shall not be responsible for and shall not be under a duty to examine, inquire into or pass upon the validity, binding effect, execution or sufficiency of this Agreement or of any amendment or supplement hereto.

     8.  Miscellaneous.
         -------------

          8.1.   Notices.  Any notice or other communication required or which
                 -------
may be given hereunder shall be in writing and shall be delivered personally, telexed, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid, and shall be deemed given when so delivered personally, telexed, or sent by facsimile transmission or, if mailed, four days after the date of mailing, as follows:

     if to the Sub-Adviser, to:

          FMC Advisers, Inc.
          c/o Cohen, Pontani & Lieberman
          551 Fifth Ave.
          New York, NY 10176
          Attn: Myron Cohen
     if to the Trusts, to:

          Alvin Murstein Second Family Trust
          c/o Medallion Financial Corp.
          205 East 42nd Street, Suite 2020
          New York, NY 10017
          Attn: Alvin Murstein

          and

          Andrew Murstein Family Trust
          c/o Medallion Financial Corp.
          205 East 42nd Street, Suite 2020
          New York, NY 10017
          Attn: Andrew Murstein


     if to the Escrow Agent, to:

          Palmer & Dodge LLP
          One Beacon Street
          Boston, MA 02108
          Attn:  Steven N. Farber


Any party may by notice given in accordance with this Section to the other parties designate another address or person for receipt of notice.

          8.2.  Entire Agreement.  This Agreement has been executed and
                ----------------
delivered pursuant to the Deposit and Maintenance Agreement and as such contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto.

          8.3.  Waivers and Amendments.  This Agreement may be amended,
                ----------------------
modified, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived only by a written instrument signed by the parties or, in the case of a waiver, the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

          8.4.  Governing Law.  This Agreement shall be governed by and
                -------------
construed, interpreted and enforced in accordance with the laws of the State of Delaware.

          8.5.  Assignment.  This Agreement shall be binding upon and inure to
                ----------
the benefit of the parties and their respective successors and permitted assigns. This Agreement is not assignable without the prior written consent of the other parties hereto.

          8.6.  Further Assurances.  Each of the parties shall execute such
                ------------------
documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

          8.7.  Counterparts.  This Agreement may be executed in two or more
                ------------
counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

          8.8.  Headings.  The headings in this Agreement are for reference
                --------
purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

     IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.



ALVIN MURSTEIN SECOND FAMILY TRUST
----------------------------------

   /s/ Alvin Murstein
----------------------------
By:  Alvin Murstein, Trustee


 /s/ Amie Murstein
----------------------------
By:  Amie Murstein


ANDREW MURSTEIN FAMILY TRUST


 /s/ Andrew Murstein
----------------------------
By:  Andrew Murstein, Trustee


 /s/ Barbara Murstein
----------------------------
By:  Barbara Murstein


FMC ADVISERS, INC.


 /s/ Michael A. Miller
----------------------------
By:  Michael A. Miller, President


PALMER & DODGE L.L.P., as Escrow Agent


 /s/ Stanley Keller
----------------------------
By:  Stanley Keller, a Partner

                                                   Exhibit B
                                                   ---------

                    ESCROW DEPOSIT AND MAINTENANCE AGREEMENT
                    ----------------------------------------


     THIS ESCROW DEPOSIT AND MAINTENANCE AGREEMENT (this "Agreement"), dated May
                                                          ---------
29, 1996 is among the Alvin Murstein Second Family Trust, the Andrew Murstein Family Trust (collectively, the "Trusts") and FMC Advisers, Inc. (the "Sub-
                                 ------                                ---
Adviser").
-------

                                  WITNESSETH:

     WHEREAS, the Sub-Adviser and Medallion Financial Corp. (the "Company") will
                                                                  -------
enter into a Sub-Advisory Agreement (the "Sub-Advisory Agreement") at the
                                          ----------------------
closing of the Company's initial public offering (the "Closing"), in the form
                                                       -------
attached hereto as Exhibit A;
                   ---------

     WHEREAS, Article 3 of the Sub-Advisory Agreement provides that the Company shall pay to the Sub-Adviser, in arrears, a monthly fee of $18,750;

     WHEREAS, Article 8 of the Sub-Advisory Agreement provides that the Sub-Advisory Agreement may be terminated without penalty on 60 days' prior written notice by either party;

     WHEREAS, the Sub-Adviser is unwilling to enter into the Sub-Advisory Agreement unless (i) the Trusts deposit and maintain shares of common stock of the Company (the "Common Stock") in escrow as provided herein as security in
                  ------------
favor of the Sub-Adviser in the event the Sub-Advisory Agreement is terminated or not renewed by the Company or its stockholders and (ii) the Trusts, the Sub-Adviser and Palmer & Dodge as escrow agent (the "Escrow Agent"), enter into an
                                                 ------------
Escrow Agreement (the "Escrow Agreement") at the Closing in the form attached
                       ----------------
hereto as Exhibit B; and
          ---------

     WHEREAS, the Trusts are willing to provide such security;

     NOW THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, the parties hereto agree as follows:

     1.   Deposit of Escrow Shares.  The Trusts hereby agree that at the Closing
          ------------------------
they will deposit in escrow, in accordance with the terms of the Escrow Agreement, Common Stock (the "Escrow Shares") with an aggregate value of
                              -------------
$1,800,000 (the "Initial Deposit").  For purposes of the preceding sentence, the
                 ---------------
Escrow Shares shall be valued at the price the Common Stock is offered to the public in the Company's initial public offering.

     2.   Revaluation of Escrow Shares.  Commencing September 30, 1996, and
          ----------------------------
every December 31, March 31, June 30 and September 30 thereafter during the term of the Escrow Agreement (each such date being a "Revaluation Date"), the Escrow
                                                 ----------------
Shares shall be revalued. For purposes of each such revaluation, the Escrow Shares shall be valued at the per share closing price of the Common Stock as reported on the National Association of Securities Dealers Automated Quotation System (as reported in The Wall Street Journal) on such Revaluation Date. If such Revaluation Date is not a day on which the closing price for the Common Stock is reported, then the Revaluation Date shall be deemed to be the next preceding day on which the closing price is reported. In the event that the value of the Escrow Shares is greater than twice the amount of the fees remaining to be paid to the Sub-Adviser for 48 months of service under the Sub-Advisory Agreement (i.e. $900,000 minus any fees already paid), upon the request of either of the Trusts, the surplus Escrow Shares shall be released in accordance with the terms of the Escrow Agreement to the Trusts in the proportions in which they have deposited Escrow Shares through such Revaluation Date. In the event that the value of the Escrow Shares is less than twice the amount of fees remaining to be paid to the Sub-Adviser for 48 months of service under the Sub-Advisory Agreement the Trusts shall deposit in escrow in accordance with the terms of the Escrow Agreement that number of additional shares of Common Stock as will increase the value of the Escrow Shares to twice the amount of such fees; provided, however, in no event shall the Trusts be required at any time to deposit into or maintain in escrow an aggregate number of shares that is greater than the aggregate number of shares held by the Trusts as of the Closing.

     3.   Unpaid Fees.  In the event that the Company or its stockholders
          -----------
terminate or do not renew the Sub-Advisory Agreement during the first 48 months of service for any reason other than (i) breach of the Sub-Advisory Agreement by the Sub-Adviser or (ii) the Sub-Adviser's willful malfeasance, bad faith or gross negligence, and through the date of such termination or failure to renew, the Sub-Adviser has not received $900,000 in fees under the Sub-Advisory Agreement, the Escrow Agent, in accordance with the terms of the Escrow Agreement, shall assign to the Sub-Adviser Escrow Shares equal in value to the amount of the difference between $900,000 and all fees paid through the effective date of the termination or failure to renew the Sub-Advisory Agreement within 30 days of the effective date of such termination or failure to renew (the "Termination Date"). For purposes of the preceding sentence, the Escrow
      ----------------
Shares shall be valued at the per share closing price of the Common Stock as reported on the National Association of Securities Dealers Automated Quotation System (as reported in The Wall Street Journal) on the Termination Date. If the Termination Date is not a day on which the closing price for the Common Stock is reported, then the Termination Date shall be deemed to be the next preceding day on which the closing price is reported. In the event that the value of the Escrow Shares is less than the unpaid fees, the Sub-Adviser shall have no further recourse against the Trusts. In the event that the value of the Escrow Shares is greater than the unpaid fees, the Trusts shall be entitled to have such surplus Escrow Shares released to the Trusts in the proportions in which they have deposited Escrow Shares through the Termination Date.

     4.   Term.  This Agreement shall continue in effect until the Escrow
          ----
Agreement is terminated or expires in accordance with its terms.

     5.   Remedies.  The parties agree that in the event of any breach of any
          --------
provision of this Agreement, the damage will be substantial, although difficult to ascertain, and there can be no adequate remedy at law for such breach, and therefore, upon any such breach or any threat thereof, the injured party shall be entitled, in addition to all other rights and remedies it may have at law, to specific performance, injunctive and other equitable relief.

The injured party shall be entitled to full indemnification from the breaching party for any such breach, including, without limitation, attorneys' fees and costs of suit. The obligations of the Trusts shall be joint and several.

     6.   Entire Agreement.  This Agreement contains the entire agreement among
          ----------------
the parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto.

     7.   Waivers and Amendments.  This Agreement may be amended, modified,
          ----------------------
superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived only by a written instrument signed by the parties or, in the case of a waiver, the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

     8.   Governing Law.  This Agreement shall be governed by, and construed,
          -------------
interpreted and enforced in accordance with, the laws of the State of Delaware.

     9.   Assignment.  This Agreement shall be binding upon and inure to the
          ----------
benefit of the parties and their respective successors and permitted assigns. This Agreement is not assignable without the prior written consent of the other parties hereto.

     10.  Further Assurances.  Each of the parties shall execute such documents
          ------------------
and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

     11.  Counterparts.    This Agreement may be executed by the parties hereto
          ------------
in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

     12.  Headings.  The headings in this Agreement are for reference purposes
          --------
only and shall not in any way affect the meaning or interpretation of this Agreement.

     IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.



ALVIN MURSTEIN SECOND FAMILY TRUST

 /s/ Alvin Murstein
----------------------------
By:  Alvin Murstein, Trustee


 /s/ Amie Murstein
----------------------------
By:  Amie Murstein


ANDREW MURSTEIN FAMILY TRUST


 /s/ Andrew Murstein
----------------------------
By:  Andrew Murstein, Trustee


 /s/ Barbara Murstein
----------------------------
By:  Barbara Murstein


FMC ADVISERS, INC.


 /s/ Michael A. Miller
----------------------------
By:  Michael A. Miller, President